Exhibit 28.1

                                                FOR IMMEDIATE RELEASE
                                                OCTOBER 27, 1998
                                                FOR ADDITIONAL INFORMATION
                                                CONTACT:  DARRELL E. BLOCKER
                                                          SR VICE PRESIDENT, CFO
                                                          (219) 356-3311




           NORTHEAST INDIANA BANCORP, INC. DECLARES STOCK DIVIDEND AND
                  ANNOUNCES EFFECTIVE INCREASE IN CASH DIVIDEND

HUNTINGTON, INDIANA, -- (NASDAQ: "NEIB") Northeast Indiana Bancorp, Inc., the parent corporation of First Federal Savings Bank, has announced that the Corporation will do a 10% stock dividend payable on or about November 23, 1998, to shareholders of record on November 6, 1998. Under the terms of the stock dividend, Northeast Indiana Bancorp, Inc. shareholders will receive a dividend of one share for every ten shares held on the record date. No fractional shares will be issued; all fractional shares will be rounded up to the next whole share.

Northeast  Indiana  Bancorp  Chairman  Stephen E. Zahn stated that "the Board of
Directors has declared this stock dividend in recognition of the recent financial performance of the Company and investor interest in our stock." Mr. Zahn added that "the Board's action will increase the number of shares of Northeast Indiana Bancorp, Inc.'s stock outstanding, making it easier for small investors to purchase stock.

The Board also approved a cash dividend for $0.09 for the quarter ended September 30, 1998 to be paid on November 23, 1998 to shareholders of record on November 6, 1998. This dividend is payable on shares subsequent to the 10% stock dividend being paid to these shareholders. This represents approximately a 16.5% increase in the cash dividend adjusted for the stock dividend over the $0.085 that has been paid during the previous four quarters.

Northeast Indiana Bancorp, Inc. is headquartered at 648 North Jefferson Street, Huntington, Indiana 46750 and the Company is traded on the Nasdaq National Market under the symbol "NEIB".